Change in Independent Registered Public
Accounting firm (unaudited):

On May 15, 2015, the Board, upon the recommendation of the Audit Committee of the Board of Trustees, dismissed KPMG LLP ("KPMG") and approved the appointment of Tait, Weller & Baker, LLP ("Tait Weller") as the Funds' independent registered public accounting firm for the fiscal year ended September 30, 2015. For the fiscal years ended September 30, 2014 and September 30,
2013, KPMG's audit reports concerning the Funds contained no adverse opinion or disclaimer of opinion;
nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the fiscal years ended September 30, 2014 and September 30, 2013, and interim period ended May 15, 2015, there were no disagreements between the Funds and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of KPMG, would have caused it to make reference to the subject matter of the disagreements in its report on the financial statements for such years or periods. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the Funds' fiscal years ended September 30, 2014 and September 30, 2013, and the interim period ended
May 15, 2015, neither the Trust, the Funds nor anyone on their behalf consulted Tait Weller concerning
(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304). A copy of a letter from KPMG concerning their agreement with these statements is attached as exhibit EX-99.77Q1.